Notes Linked to the Performance of the Mexican Peso Relative to the Japanese Yen due February 5, 2014
Full upside exposure if Currency Performance is positive or zero, full downside exposure if the downside barrier is breached at maturity
Fact Sheet for Term Sheet No. 1692ZZ Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: January 23, 2013

## General

The notes are designed for investors who seek a return linked to the performance of the Mexican peso relative to the Japanese yen. If the Currency Performance, calculated as set forth below, is zero or positive (meaning that the Mexican peso strengthens or remains unchanged relative to the Japanese yen), investors will receive a return equal to the Currency Performance. If the Currency Performance is negative (meaning that the Mexican peso weakens relative to the Japanese yen) by not more than 29%, investors will receive a return equal to the Face Amount of notes. However if the Currency Performance is negative by more than 29%, investors will be fully exposed to the negative Currency Performance, and will lose 1% of their initial investment for every 1% of the negative Currency Performance. Investors should be willing to lose a significant portion or all of their initial investment if the Currency Performance is negative by more than 29%. The notes do not pay coupons. Any payment on the notes is subject to the credit of the Issuer.

## Summary of Indicative Terms

CUSIP: ................................25152RBJ1
Issuer: ................................Deutsche Bank AG, London Branch
Maturity/Tenor: ....................February 5, 2014
Underlying Currency:...........Mexican peso (MXN)
Reference Currency: ...........Japanese yen (JPY)
Face Amount: .......................$1,000 per note
Payment at Maturity: ...........•If the Currency Performance is positive or zero:
$1,000 + ($1,000 x Currency Performance)
•If the Currency Performance is negative by not more than 29%:
$1,000
•If the Currency Performance is negative by more than 29%:
$1,000 + ($1,000 x Currency Performance)
*You will lose a significant portion or all of your investment in the notes if the Currency Performance is negative by more than 29%. In no case will the Payment at Maturity be less than zero.*

Currency Performance: .......

$$\frac{\text{Final Spot Rate} - \text{Initial Spot Rate}}{\text{Final Spot Rate}}$$

*Because the Currency Performance is calculated by dividing the difference between the Final Spot Rate and the Initial Spot Rate by the Final Spot Rate, the maximum positive Currency Performance will equal 100%. There is no comparable limit on the negative performance of the Underlying Currency. However, in no case will the Payment at Maturity be less than zero.*

Initial Spot Rate: ..................The Spot Rate for the Underlying Currency on the Trade Date
Final Spot Rate:....................The Spot Rate for the Underlying Currency on the Final Valuation Date
Spot Rate: ............................The Spot Rate for the Mexican peso against the Japanese yen will be the MXN/JPY reference rate, expressed as a number of Japanese yen per one Mexican peso, which is equal to (a) the USD/JPY mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Japanese yen per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on the Reuters Page "WMRSPOT12" (or any successor page), divided by (b) the USD/MXN mid-spot rate, at approximately 4:00 p.m. London time, for the Mexican peso against the U.S. dollar, expressed as units of the Mexican peso per one U.S. dollar, for settlement in two business days, as determined by the calculation agent by reference to the exchange rate reported by the W.M. Company which appears on Reuters Page "WMRSPOT05" (or any successor page) on such date of calculation. A higher Spot Rate indicates a strengthening of the Underlying Currency against the Reference Currency, while a lower Spot Rate indicates a weakening of the Underlying Currency against the Reference Currency.
Trade Date: ...........................January 25, 2013
Settlement Date:....................January 30, 2013
Final Valuation Date:............January 31, 2014
Maturity Date: .......................February 5, 2014
Fees and Commissions:.......JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates act in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1692ZZ.

For more information regarding this offering, please refer to the term sheet No. 1692ZZ on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010313000427/dp35617_fwp-1692zz.htm.

## Note Characteristics

- Opportunity to receive the Currency Performance if the Currency Performance is positive or zero.
- Contingent protection if the Currency Performance is negative by not more than 29%.

## Risk Considerations

- You will lose at least 29% and up to all of your investment in the notes if the Currency Performance is negative by more than 29%.
- The Currency Performance is inherently limited to a maximum of 100%, and so the Payment at Maturity is limited to a maximum of $2,000 per $1,000 Face Amount of notes.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

## Hypothetical Return at Maturity

Note Payment at Maturity
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Return on Notes (%)
-100%
-50%
0%
50%
100%
Currency Performance (%)

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Currency Performance, determined as follows. Any payment on the notes is subject to the credit of the Issuer.
Hypothetical Payments at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of notes.
Currency Performance	Payment at Maturity	Return on Notes
60.00%	$1,600.00	60.00%
40.00%	$1,400.00	40.00%
30.00%	$1,300.00	30.00%
20.00%	$1,200.00	20.00%
10.00%	$1,100.00	10.00%
7.50%	$1,075.00	7.50%
5.00%	$1,050.00	5.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-29.00%	$1,000.00	0.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%
-120.00%	$0.00	-100.00%

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is based on the Currency Performance, and will depend on whether, and the extent to which, the Currency Performance is positive or negative.  If the Currency Performance is negative by more than 29%, your investment will be fully exposed to the negative Currency Performance, and you will lose a significant portion and may lose all of your investment in the notes.

YOUR GAIN ON THE NOTES IS LIMITED – If the Currency Performance is positive or zero, you will receive at maturity $1,000.00 plus the product of $1,000.00 and the Currency Performance. Because the Currency Performance is calculated by dividing the difference between the Final Spot Rate and the Initial Spot Rate by the Final Spot Rate, the maximum positive Currency Performance  will equal 100%. Accordingly, the maximum Payment at Maturity will be $2,000.00 per $1,000 Face Amount of notes.

YOU WILL NOT BE ENTITLED TO THE CONTINGENT MINIMUM RETURN IF THE CURRENCY PERFORMANCE IS NEGATIVE BY MORE THAN 29% – If the Underlying Currency depreciates relative to the Reference Currency by more than 29% (as calculated by the Currency Performance), your investment will be fully exposed to the negative Currency Performance. In this case, you will lose a significant portion or all of your initial investment.

THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in  Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY – You may receive a lower Payment at Maturity than you would have received if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance for the Underlying Currency is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Holders of the notes will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency's country and economic and political developments in the Reference Currency's country. Additionally, the volatility of the currency exchange rate between the Underlying Currency and the Reference Currency could affect the value of the notes. Of particular importance to currency exchange rate risk are existing and expected rates of inflation; existing and expected interest rate levels; political, civil or military unrest; the balance of payments between Mexico and Japan; and the extent of governmental surpluses or deficits in Mexico and Japan. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Mexico, Japan and other countries important to international trade and finance.

CURRENCY MARKETS MAY BE VOLATILE - Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your notes in varying ways.

THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK – The Underlying Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the return on the notes.

LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency and/or the Reference Currency and, consequently, the value of and return on the notes.

THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE CURRENCY RELATIVE TO A SINGLE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK – Your investment in the notes is subject to the risk of significant fluctuations in the performance of a single currency, the Mexican peso, relative to a single currency, the Japanese yen. Because the notes are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate of the Underlying Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the notes were linked to a currency basket.

THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS – In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the notes.

IF THE LIQUIDITY OF THE UNDERLYING CURRENCY AND/OR THE REFERENCE CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate, and therefore, on the return on your notes. Limited liquidity relating to the Underlying Currency and/or the Reference Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY AND/OR THE REFERENCE CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Underlying Currency and the Reference Currency and, therefore, the value of the notes.

THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY AND/OR THE REFERENCE CURRENCY – Changes in the Underlying Currency and/or the Reference Currency during the term of the notes before the Final Valuation Date will not be reflected in the calculation of the Payment at Maturity.  The Currency Performance will be calculated only as of the Final Valuation Date, and will be based on the Final Spot Rate. As a result, the Currency Performance may be less than zero even if the Underlying Currency and/or the Reference Currency had moved favorably at certain times during the term of the notes before moving to an unfavorable level on the Final Valuation Date.

HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE NOTES – It is impossible to predict whether the Spot Rate of the Underlying Currency will rise or fall.  The actual performance of the Underlying Currency relative to the Reference Currency over the term of the notes may bear little relation to the historical exchange rates of the Underlying Currency relative to the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet.

MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN - The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency's home country to accounts outside the Underlying Currency's home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency's home country or to a party that is a non-resident of the Underlying Currency's home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency's home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency's home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency's home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the Final Valuation Date and the Maturity Date will be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under "Description of Securities - Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement and such Spot Rate may differ substantially from the Spot Rate calculated based on the published exchange rates of the Underlying Currency and Reference Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to affect the value of the notes prior to maturity. As a result, the price at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the Spot Rate for the Underlying Currency on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange traded instruments. Such trading and hedging activities may affect the Spot Rate, and therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency and/or the Reference Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other notes or financial or derivative instruments with returns linked or related to changes in the Underlying Currency and/or the Reference Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES.  ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying Currency to which the notes are linked.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the securities. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If the notes are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity). However, significant aspects of the tax treatment of the notes are uncertain. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.” If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.1692ZZ  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 1692ZZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.